

May 14, 2012

Via E-mail
John W. Somerhalder II
Chief Executive Officer
AGL Resources Inc.
Ten Peachtree Place NE
Atlanta, GA 30309

> **Re:** **AGL Resources and**
> **Northern Illinois Gas Company**
> **Forms 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **File Nos. 001-14174 and 001-07296**

Dear Mr. Somerhalder:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief